FORM 12B-25

U.S. SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

SEC File No.: 000-52533

NOTIFICATION OF LATE FILING

[X] Form 10-KSB [ ] Form 11-K [ ]Form 20-F [ ] Form 10-QSB [ ] Form N-SAR

For Period Ended:    December 31, 2007

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Across America Real Estate Exchange, Inc.
Former Name if Applicable:	N/A

Address of Principal Executive Office
(Street and Number):	700 Seventeenth Street, Suite 1200
City, State and Zip Code:	Denver, Colorado 80202

PART II - RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]
(b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be files on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period. The Company’s accountants have not been able to complete the final adjustments to timely file. The Company will file the Form 10-KSB by the extension date.

PART IV - OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification:

G. Brent Backman	(303)	893-1003
Name	(Area Code)	(Telephone Number)

     (2)  Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed: If the answer is not, identify report(s). [X] Yes [ ] No

     (3)  It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [ ] Yes [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Across America Real Estate Exchange, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2008.
                                                 Across America Real Estate Exchange, Inc.

                                                 By:   /s/ G. Brent Backman
                                   G. Brent Backman
Chief Executive Officer